Exhibit 99.1

Novartis Completes Purchase from Nestlé of Majority Interest in Alcon

HUENENBERG, Switzerland – August 26, 2010 – Novartis AG (NYSE: NVS) and Nestlé S.A. announced today that they have completed the purchase and sale of approximately 156 million shares of Alcon, Inc. (NYSE: ACL) for US$28.3 billion in cash.
The transaction was consummated pursuant to an agreement between Nestlé and Novartis that was executed on April 6, 2008.  With the completion of this transaction, Novartis is now Alcon’s majority shareholder and controls approximately 77 percent of Alcon’s outstanding shares.  Effective immediately, the five Nestlé-designated members of the Alcon board of directors have tendered their resignations and the August 16, 2010 election of the five Novartis-designated directors is deemed effective.
“I would like to thank Nestlé for their outstanding contributions and support of Alcon for more than 30 years, which has been an important part of making Alcon the global leader in ophthalmology,” said Kevin Buehler, Alcon’s president and chief executive officer.  “We now welcome Novartis as our new majority owner and look forward to working with them to further enhance Alcon’s business model, provide opportunities for future growth and deliver benefits to customers and patients around the world.”
The transaction announced by Nestlé and Novartis does not affect the remaining 23 percent of Alcon’s shares that trade publicly on the New York Stock Exchange.  On January 4, 2010, Novartis proposed a merger of the two companies under Swiss merger law at a fixed exchange rate of 2.8 Novartis shares for each Alcon share which has a current value of approximately US$142.  The Independent Director Committee (IDC) of Alcon’s board of directors reviewed this proposal and rejected it on January 20, 2010 based on inadequate value.
“While Novartis is now our majority owner, Alcon remains an independent, publicly-listed company, and it is important to maintain good corporate governance around related-party transactions,” added Buehler. “Alcon will continue to abide by the Organizational Regulations, which require the IDC to review and approve all related-party transactions, including the Novartis proposed merger.”

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009.  Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities

Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger.  Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; completion of a potential merger with Novartis; pending or future litigation, including with respect to a potential merger with Novartis, may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President, Treasury and
Investor and Public Relations
(817) 551-8974
doug.machatton@alconlabs.com

www.alcon.com